NEWS RELEASE

OTCQB:  CPPXF

Continental Posts Results For First Quarter Fiscal 2021

Vancouver, BC, - 27 November 2020 - Continental Energy Corporation (OTCQB: CPPXF) (the "Company") today released a summary of its financial results for the quarter ended 30 September 2020 (the "Quarter"). The Quarter completes the first quarter and three months period of the fiscal year ending 30 June 2021.

Overall, the Company incurred a net loss during the Quarter of $54,484 compared to a loss of $134,585 for the same quarter of the last fiscal year, a decrease of $117,633 due largely to a one-off, non-cash share-based payment expense on issue of incentive stock options and reduction in outsourced accounting costs incurred during the same quarter of the previous fiscal year. The loss per share of $0.00 for the Quarter compared to a loss per share of $0.00 for the same quarter of the previous fiscal year.

Share-based payments expense was $nil during the Quarter as compared to $52,495 allocated to an incentive stock option grant in the same quarter of the past fiscal year.

Corporate administrative and office costs were $11,619 during the Quarter compared to $13,574 during the same quarter of the previous fiscal year. The Company incurred costs related to regulatory compliance, shareholder services, and similar regulatory related filing and other fees were $3,109 during the Quarter compared to $3,000 during the same quarter of the previous fiscal year.

The costs of management and employee salaries incurred by the Company during the Quarter were $34,043 compared to $41,952 incurred during the same quarter of the previous fiscal year, due to a reduction in personnel from the same quarter of the previous year.

Fees and costs of accounting, audit, legal, and similar professional services incurred by the Company during the Quarter amounted to $885 compared to $19,449 during the same quarter of the previous fiscal year due to reduced use of professional services. Expenses related to travel and accommodation during the Quarter totaled an amount of $nil, compared to $1,271 during the same quarter of the previous year, primarily due to Covid19 travel reductions.

Interest expenses incurred by the Company on outstanding promissory notes during the Quarter was $4,524 compared to $1,642 during the same quarter of the previous year. Net cash raised during the Quarter was $nil compared to $nil during the same quarter of the previous year.

The full and complete unaudited, management prepared, consolidated financial statements together with explanatory notes and management's discussion and analysis for the results of the Quarter have been filed with Canadian securities regulators on SEDAR and are available for download via Continental's profile at www.sedar.com or from the links on Continental's website.

On behalf of the company,

Richard L. McAdoo

Chairman and CEO

Media Contact:   Phil Garrison, Director, (+1-918-860-0183), info@continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release. We assume no obligation to update its content. Any statements made herein that are not historical or factual at the date hereof are forward looking statements. Many risk factors may cause our actual performance and results to be substantially different from our plans or expectations described in any forward looking statements. Readers are encouraged to refer to the expanded discussion of recognized risks and uncertainties, many of which could detrimentally impact any forward looking statements, that we continuously provide in our regulatory disclosures filed on, and publicly available for view or download from, www.sedar.com or from www.sec.gov/edgar.